SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-29020

(Check One):	☒ Form 10-K ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: NA

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates                 .

PART I. REGISTRANT INFORMATION

ViewCast.com, Inc.

Full name of registrant

Former name if applicable

3701 W. Plano Parkway, Suite 300

Address of principal executive office (Street and number)

Plano, Texas 75075

City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered unanticipated delays in compiling the financial information necessary to complete the financial statements for its Annual Report on Form 10-K, which delays could not be eliminated by the Registrant without unreasonable effort or expense.

As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-K filing. The Registrant represents that the filing will be made no later than the fifteenth calendar day following the prescribed due date.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laurie L. Latham, Chief Financial Officer (972) 488-7200
(Name) (Area code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report the following: Revenues for the year ended December 31, 2011 were $14.1 million compared to $15.9 million for the 2010 full year. Operating expenses for 2011 were $10.0 million, compared to $9.7 million for 2010. The operating loss was $(1.2) million, compared to an operating income of $361,000 for 2010.

Net loss for 2011 was $(3.0) million, compared to a net loss of $(0.6) million for 2010. Due to the accounting treatment for the preferred stock redemption during the period, the net income applicable to common shareholders benefitted by $5.6 million, which together with an adjustment of $282,000 for stated preferred stock dividends resulted in net income applicable to common shareholders of $2.3 million or $0.05 per share on a fully diluted basis for the year ended December 31, 2011. This compares, after the stated preferred stock dividends adjustment of $820,000, to a net loss applicable to common shareholders of $(1.4) million or $(0.04) per share on a fully diluted basis for the prior year period.

ViewCast.com, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Laurie L. Latham
Laurie L. Latham
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).